UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)

VCA ANTECH, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

918194101
(CUSIP Number)

August 1, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

CUSIP No. 918194101	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Veritas Asset Management (UK) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,066,090
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,066,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,066,090
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.4%
12	TYPE OF REPORTING PERSON

CO

CUSIP No. 918194101	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Real Return Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,066,090
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,066,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,066,090
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.4%
12	TYPE OF REPORTING PERSON

HC

CUSIP No. 918194101	Page 4 of 9 Pages

Item 1.	(a)	Name of Issuer:
VCA Antech, Inc.

	(b)	Address of Issuer's Principal Executive Offices:
12401 West Olympic Boulevard
Los Angeles, California 90064-1022

Item 2.	(a)	Name of Persons Filing:
This Schedule 13G is being filed jointly by Veritas Asset Management (UK) Limited and The Real Return Group Limited.

(b)	Address of Principal Business Office or, if none, Residence :
The address of Veritas Asset Management (UK) Limited is Elizabeth House, 39 York Road, London, SE17NQ, England.

The address of The Real Return Group Limited is Brookfield Lane, Ivinghoe, Leighton Buzzard, Bedfordshire, England.

(c)	Citizenship:

Veritas Asset Management (UK) Limited is a company incorporated under the laws of England and Wales.

The Real Return Group Limited is a company incorporated under the laws of England and Wales.

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
918194101

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ] Broker or dealer registered under Section 15 of the Act.
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act.
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
	(g)	[X] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
	(j)	[X] A non-U.S. institution in accordance with Section 240.13d-1(b)(1) (ii)(J).

CUSIP No. 918194101	Page 5 of 9 Pages

(k) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a) Amount Beneficially Owned: **

(b) Percent of Class: **

(c) Number of Shares as to which the person has:

(i) sole power to vote or to direct the vote: **
(ii) shared power to vote or direct the vote: **
(iii) sole power to dispose or direct the disposition of: **
(iv) shared power to dispose or to direct the disposition of: **

**See Attachment A

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

CUSIP No. 918194101	Page 6 of 9 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to an investment manager organized in England and Wales and authorized by the UK Financial Services Authority is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 918194101	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 7, 2012

VERITAS ASSET MANAGEMENT (UK) LIMITED

By:	/s/ Richard Grant
Name: Richard Grant
Title: Director

THE REAL RETURN GROUP LIMITED

By:	/s/ Richard Grant
Name: Richard Grant
Title: Director

CUSIP No. 918194101	Page 8 of 9 Pages

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the U.S. Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with the other person's signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock of VCA Antech, Inc., and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 7th day of  September 2012.

VERITAS ASSET MANAGEMENT (UK) LIMITED

By:	/s/ Richard Grant
Name: Richard Grant
Title: Director

THE REAL RETURN GROUP LIMITED

By:	/s/ Richard Grant
Name: Richard Grant
Title: Director

CUSIP No. 918194101	Page 9 of 9 Pages

ATTACHMENT A

1.           Beneficial Ownership (Item 4(a) and (b) of Schedule 13G)

    As of August 1, 2012, Veritas Asset Management (UK) Limited may be deemed to have shared power to vote or to direct the voting of and to dispose or to direct the disposition of 8,858,454 shares of Common Stock of VCA Antech, Inc. (the "Common Stock").  As of August 6, 2012, Veritas Asset Management (UK) Limited may be deemed to have shared power to vote or to direct the voting of and to dispose or to direct the disposition of 9,066,090 shares of Common Stock.  Accordingly, Veritas Asset Management (UK) Limited may be deemed to be the beneficial owner of the 9,066,090 shares of Common Stock, which, based on there being 87,500,630 shares of Common Stock outstanding as reported in Form 10-Q filed by VCA Antech, Inc. on May 10, 2012 (the "Form 10-Q"), represents approximately 10.4% of the outstanding Common Stock as of May 2, 2012.

    As of August 1, 2012, The Real Return Group Limited, as the parent holding company of Veritas Asset Management (UK) Limited, may be deemed to have shared power to vote or to direct the voting of and to dispose or to direct the disposition of 8,858,454 shares of Common Stock of VCA Antech, Inc.  As of August 6, 2012, The Real Return Group Limited may be deemed to have shared power to vote or to direct the voting of and to dispose or to direct the disposition of 9,066,090 shares of Common Stock.  Accordingly, The Real Return Group Limited may be deemed to be the beneficial owner of the 9,066,090 shares of Common Stock, which, based on there being 87,500,630 shares of Common Stock outstanding as reported in Form 10-Q, represents approximately 10.4% of the outstanding Common Stock as of May 2, 2012.

    Each of Veritas Asset Management (UK) Limited and The Real Return Group Limited disclaims beneficial ownership of the 9,066,090 shares of Common Stock, except to the extent of any pecuniary interest therefrom.

    2.           Power to Vote and Dispose (Item 4(c) of Schedule 13G)

    As of August 6, 2012, Veritas Asset Management (UK) Limited may be deemed to have shared power to vote or to direct the voting of and to dispose or to direct the disposition of the 9,066,090 shares of Common Stock.

    As of August 6, 2012, The Real Return Group Limited may be deemed to have shared power to vote or to direct the voting of and to dispose or to direct the disposition of the 9,066,090 shares of Common Stock.

    Each of Veritas Asset Management (UK) Limited and The Real Return Group Limited disclaims beneficial ownership of the 9,066,090 shares of Common Stock, except to the extent of any pecuniary interest therefrom.